Exhibit 99.1

FOR IMMEDIATE RELEASE
October 10, 2022
MEDIA CONTACT:	IR CONTACT:
Karen Fenwick Direct: +44 (0) 1740 608076	Kate Robertson Direct: +1 (832) 663-4656

Venator Closes Sale-Leaseback Transaction for $51 Million

WYNYARD, UK – Venator Materials PLC (NYSE: VNTR) (“Venator”) today announced that its U.S. affiliate has closed a sale-leaseback transaction for its Color Pigments manufacturing facility located in Los Angeles, California, with New Mountain Net Lease (“New Mountain”) for $51.3 million. As part of the transaction, Venator entered into an agreement to lease the property from New Mountain for an initial period of 15 years, with an option to extend the lease for two additional terms of approximately 10 years each. The annual lease cost will be $3.4 million in the first year with an initial corresponding capitalization rate of 6.7%.

Simon Turner, President and CEO of Venator, commented, “We are pleased to have successfully completed this transaction. This opportunity to monetize value from a strong real estate market at an attractive cap rate provides optionality for our business and bolsters our liquidity.”

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 3,500 associates and sells its products in more than 110 countries.

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Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator’s expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, or other factors, changes in raw material and energy prices, interruptions in raw materials and energy, economic and other impacts from the military conflict in Ukraine, the impacts and duration of the global outbreak of the COVID-19 pandemic on the global economy and all aspects of our business, including our employees, customers, suppliers, partners, results of operations, financial condition and liquidity, our ability to maintain sufficient working capital, our ability to access capital markets on favorable terms, the costs associated with the closure of our Pori facility and execution of our business improvement programs and initiatives, our ability to realize financial and operational benefits from our business improvement plans and initiatives, industry production capacity and operating rates, the supply demand balance for our products and that of competing products, pricing pressures, technological developments, legal claims by or against us, changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU, management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions that we manufacture and our ability to dispose of these materials if necessary, the impacts of increasing climate change regulations, geopolitical events, cyberattacks and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Venator’s filings with the US Securities and Exchange Commission, including Venator's Annual Reports on Form 20-F for the year ended December 31, 2021 and its Quarterly Report on Forms 6-K for the quarter ended March 31, 2022 and June 30, 2022. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward-looking statement.